EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations	$331,765	$271,442	$276,674	$215,953	$318,939
Income tax expense	49,661	84,743	30,688	14,193	49,569
Pre-tax income from continuing operations	381,426	356,185	307,362	230,146	368,508
Add:
Interest expensed and capitalized	49,905	52,159	51,678	50,545	52,495
Interest factor attributable to rentals	300	540	424	461	354
Fixed charges	50,205	52,699	52,102	51,006	52,849
Amortization of capitalized interest	1,208	190	60	47	41
Subtract:
Capitalized interest	6,144	7,178	903	82	54
Earnings as adjusted	$426,695	$401,896	$358,621	$281,117	$421,344
Fixed Charges:	$50,205	$52,699	$52,102	$51,006	$52,849
Ratio of earnings as adjusted to total fixed charges	8.5	7.63	6.88	5.51	7.97